Exhibit 5.1

One Lincoln Center | Syracuse, NY 13202-1355 | bsk.com

January 27, 2012

Community Bank System, Inc.
5790 Widewaters Parkway
DeWitt, New York 13214-1883

Re:	Community Bank System, Inc. Registration Statement on Form S-3

Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933 (the “Act”) of 2,129,800 shares (the “Shares”) of common stock, par value $1.00 per share (the “Common Stock”), of Community Bank System, Inc., a Delaware corporation (the “Company”), we, as your counsel, have examined such corporate records, certificates and other documents, and such questions of Delaware law, as we have considered necessary or appropriate for the purposes of this opinion.

Upon the basis of such examination, we advise you that, in our opinion, the Shares have been validly issued and are fully paid and nonassessable.

We are attorneys admitted to the Bar of the State of New York, and we express no opinion as to the laws of any jurisdiction other than the laws of the United States of America and the General Corporation Law of the State of Delaware.

We have relied as to certain matters on information obtained from public officials, officers of the Company and other sources believed by us to be responsible.  We have assumed that the Shares will be duly recorded by a transfer agent and duly registered by a registrar of the Common Stock.

We consent to the filing of this opinion as an exhibit to the registration statement relating to the Shares and to the use of our name under the heading “Legal Matters” in the prospectus supplement relating to the Shares.  In giving such consent, we do not thereby admit that we are acting within the category of persons whose consent is required under Section 7 of the Act or the rules and regulations promulgated thereunder.

/s/ Bond, Schoeneck & King, PLLC